December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 3030

Attention:	Mary Beth Breslin, Senior Attorney
Joseph McCann, Staff Attorney
Julie Sherman, Staff Accountant
Jay Webb, Reviewing Accountant

Re:	MaxLinear, Inc.
Registration Statement on Form S-1
Filed November 6, 2009
File No. 333-162947

Ladies and Gentlemen:

We are submitting this letter on behalf of MaxLinear, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 3, 2009 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-162947) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 1 (against the Registration Statement filed on November 6, 2009).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

Prospectus

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Please note that we may have additional comments after you file this information.

The Company respectfully acknowledges the Staff’s comment and confirms that any preliminary prospectus that it circulates will include all non-Rule 430A information, including, but not limited to, the price range and related information based on a bona fide estimate of the public offering price within that range.

2.	Please provide us a copy of all artwork that you intend to include in your prospectus.

The Company respectfully acknowledges the Staff’s comment and intends to provide the artwork in a subsequent amendment to the Registration Statement as soon as practicable.

Prospectus Summary, page 1

3.	Please provide us independent, objective support for your statements on pages 1, 57 and 60 that you are a leading provider of highly integrated, radio frequency analog and mixed semiconductor solutions for broadband communications applications. Please also revise your document to disclose the basis for that determination. For example, are you a leader based on revenues, products offered, or some other measure?

In response to the Staff’s comment, the Company respectfully refers the Staff to the research report (the “TSR Report”) prepared by Techno System Research Co. Ltd., an independent market research firm with a focus on markets for broadband communications applications. A copy of relevant portions of the TSR Report has been supplementally provided to the Staff. For the Staff’s consideration, the TSR Report has been marked to identify those statements that support the Company’s leadership position. These statements indicate market acceptance trends relating to the Company’s products, the Company’s success in displacing competitive products, and the number of devices employing the Company’s products. The TSR Report also notes on page 80 that the Company’s products are “highly competitive in terms of cost and size.” The Company believes these cost and size advantages are cited in the summary of Amendment No. 1. For example, the Company respectfully directs the Staff to the following disclosures on page 2 of Amendment No. 1:

•	“This high level of integration has the cost benefits associated with smaller silicon die area, fewer external components and better power efficiency.”
•

“Our products enable our customers to reduce power consumption in consumer electronic devices without compromising the stringent performance requirements of applications such as broadcast television. The benefits of low power consumption increase with the number of RF receivers included in a system.”

•

“Our highly integrated CMOS-based RF receivers and RF receiver SoCs have an extremely small silicon die size, require minimal external components and consume very little power. This enables our customers to design multi-receiver applications, such as cable set top boxes, in an extremely small form factor.”

Based upon the TSR Report, the cost and size advantages of the Company’s products, the rapid growth in the Company’s revenue, its continuing release of new products and its increased market share in the Japanese mobile television market and other broadband communications markets in 2008 and 2009, the Company believes that it is a leading provider of highly integrated, radio frequency analog and mixed semiconductor solutions for broadband communications applications.

The Company advises the Staff that the TSR Report is publicly available on a subscription basis for a fee. The TSR Report was not prepared specifically for this filing and the Company did not commission this report.

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

4.	Please also revise your summary to identify more specifically the markets where you presently compete. In this regard, we note your summary disclosure emphasizes the “wide range of electronic devices” in which your current products are used, but your disclosures in the Risk Factors and Management’s Discussion and Analysis indicate that a large majority of your revenues are attributable to sales of products to Japanese manufacturers of applications for the mobile electronic device market and the automotive display market, and to Chinese manufactures of set top boxes for sale in the European market.

In response to the Staff’s comment, the Company has revised page 1 of Amendment No. 1 to identify more specifically the markets where the Company currently competes and the markets which the Company has entered more recently.

5.	Please revise to disclose in the summary that you operate an outsourcing business model that utilizes third-party foundry and assembly and test capabilities.

In response to the Staff’s comment, the Company has revised page 1 of Amendment No. 1 to disclose that the Company operates an outsourcing business model that utilizes third-party foundry, assembly, and test capabilities.

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

6.	We note your disclosure on page 38 that substantially all of your sales to the customers you identify here in the summary, risk factor, MD&A and business section are end users who purchase your products through distributors based in Asia. Please revise your summary to clarify that you actually sell the products to and are paid by the distributors. Also, given that 87% and 56% of your total net revenues in the year ended December 31, 2008 and the nine-month period ending September 30, 2009, respectively, were attributable to distributor Tomen Electronics Corporation, in your summary please identify Tomen and quantify the portion of your revenues that are attributable to Tomen.

In response to the Staff’s comment, the Company has revised page 1 of Amendment No. 1 to specify the percentage of the Company’s revenues that has been attributable to distributors and quantified the portion of its revenues attributable to Tomen.

7.	If you elect to highlight your revenues in the prospectus summary, please revise to add disclosure regarding your net income or loss during the same periods for which you discuss your revenues. Also indicate that you have incurred substantial losses from the time of your incorporation and disclose the amount of your accumulated deficit.

In response to the Staff’s comment, the Company eliminated the reference to revenues on page 1 of Amendment No. 1.

8.	Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:

•	you commissioned the industry reports;
•	the industry reports were prepared for use in your registration statement;
•	you are affiliated with the sources of the industry reports; and
•	the sources of the reports consented to your use of their data in this registration statement.

In response to the Staff’s comment, the Company supplementally advises the Staff that all industry reports cited in the Registration Statement are publicly available on a subscription basis. Neither Infonetics nor iSuppli, which are cited in the Registration Statement, received any compensation from the Company for preparation of the statistics cited in the Registration Statement. The Company did not commission their reports, and they were not prepared specifically for use in the Registration Statement. Furthermore, the Company is not affiliated with either of the sources of the industry reports. The Company has received consents from each of the sources to use its statistics in the Registration Statement.

9.

Your disclosure indicates that you currently provide semiconductor solutions for broadband communications applications, but we also note your statement in the first bullet point on page 3 broadly identifying the “broadband communications and

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

connectivity markets” as additional high growth end markets that you intend to address. Please revise your disclosure in the summary and elsewhere as applicable, to identify more specifically and to delineate between the end markets in which you currently compete and those in which you intend to compete.

In response to the Staff’s comment, the Company has revised page 3 of Amendment No. 1. In addition, the Company respectfully directs the Staff to page 1 of Amendment No. 1 where the Company discloses the mobile handset market, the Japanese automobile market, the European set top box market, cable box market, digital television market, personal computer market, and net book market, as segments of the broadband communications and connectivity markets in which we compete.

Risks Affecting Us, page 3

10.	Please disclose here or elsewhere in the summary the effect that your dual class structure will have on Class A shareholders’ ability to influence corporate matters.

In response to the Staff’s comment, the Company has revised page 3 of Amendment No. 1.

Risk Factors Page 7

Our operating results are subject to substantial quarterly and annual fluctuations . . . , page 15

11.	Please reconcile your disclosure on page 15 regarding “significant . . . internal manufacturing overhead costs” with your disclosure on page 10 that you do not have your own manufacturing facilities.

In response to the Staff’s comment, the Company has revised page 15 of Amendment No. 1 to eliminate the reference to internal manufacturing overhead costs.

Our business, financial condition and results of operations . . . page 19

12.

We note your disclosure in the final full paragraph on page 20. With a view to possible enhanced risk factor and MD&A disclosure, please tell us when you terminated your distribution relationship with Polar Star International. Further, tell us the period during which your shipments to Hong Kong and Mainland China were delayed and whether these delays continue. Please also tell us whether you have located an alternate distributor. Finally, if material, please also quantify the

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

impact of the delays on your results from operations.

In response to the Staff’s comment, the Company has revised page 20 of Amendment No. 1. The Company supplementally advises the Staff that the Company ceased utilizing Polar Star International as a third-party distributor in October 2008 and subsequently terminated the distributor agreement. The Company further advises the Staff that upon further review the loss of Polar Star International as a distributor did not result in any material delays in customer shipments. The Company’s relationship with Polar Star International was non-exclusive, and the Company already had in place alternative sources of distribution. In addition, the Company subsequently entered into additional distribution agreements to address the markets previously served by Polar Star. The Company cites Polar Star as an example in the risk factors because it cannot provide assurances that a similar occurrence with existing or future distribution arrangements would not result in shipment delays or otherwise have a material adverse effect on the Company’s business, revenues or operating results.

Special Note Regarding Forward-Looking Statements, page 29

13.	Refer to final paragraph on page 29. It is inappropriate to disclaim responsibility for your disclosure. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 37

Results of Operations, page 41

Comparison of the Nine Months Ended September 30, 2008 and 2009, page 43

Selling, General and Administrative, page 44

14.	Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that “the balance of the increase reflects increases in commissions, travel and customer support costs, legal and accounting fees, consulting fees and other administrative fees . . .” However, you do not quantify the impact of each of these factors. Please revise to quantify the impact of each material component of the increase. Refer to Item 303 of Regulation S-K for guidance. Please apply the request in this comment to all your results of operations Management’s Discussion and Analysis Disclosures.

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

In response to the Staff’s comment, the Company has expanded its disclosure to quantify the impact of factors having a material impact on period-to-period changes.

Comparison of the Fiscal Years Ended December 31, 2006, 2007 and 2008, page 45

Net Revenue, page 45

15.	We note that your revenues increased significantly in 2008 (by approximately 223%) as compared to 2007 and we see from your discussion that this increase is primarily due to a higher volume and the majority of the increase in net revenue in 2008 due to a full year of volume shipments and sales of your mobile digital television RF receiver products for the Japanese mobile handset market, which was released to production in the second half of 2007. Given the significance of the increase in your sales, your discussion appears vague. Please revise to specifically quantify the volume increase with regards to each product, including, in particular your mobile digital television RF receiver products, as well as any price changes and the impact they may have had on your revenues. See Item 303 of Regulation S-K, SEC Release No. 33-8350 and FR-72 for guidance.

In response to the Staff’s comment, the Company has quantified the incremental contributions of the Japanese mobile handset market to the increase in total net revenues from 2007 to 2008. The Company supplementally advises the Staff that price changes did not have a material impact on the increase in total net revenues from 2007 to 2008.

Quarterly Results of Operations, page 47

16.	We refer to the first sentence on page 49. Please revise to briefly disclose how you reduced your expenses in response to global economic uncertainty, and reconcile with your disclosure on page 12 that “in the short term, most of [y]our expenses are fixed....”

In response to the Staff’s comment, the Company has revised page 12 and page 49 of Amendment No. 1.

Business, page 57

Our Solution, page 60

17.	We note your statement under the fourth bullet point that “many competing products consume as much as three to five times the same power” as our MxL.5007T receiver product. Please provide independent support for this statement concerning the performance of your products compared to competing products.

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

In response to the Staff’s comment, the Company is providing copies of publicly available data sheets for competitive products that indicate the relative power consumption of the products. The Company is also providing a copy of the Company’s data sheets, which are not publicly available. The Company has highlighted the relevant portions of the data sheets that support the Company’s statements about a power consumption advantage. We have requested confidential treatment for the Company’s data sheets supplementally provided to the Staff pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act. In addition, we have requested the return of the materials pursuant to Rule 418(b) of the Securities Act of 1933, as amended, relating to supplemental materials submitted to the Staff in paper form in response to the Staff’s comment.

Products, page 63

18.	Please provide the three-year revenue history by product or service class as required by Regulation S-K Item 101(c)(1)(i).

In response to the Staff’s comment, the Company respectfully submits that, to date, it has developed, marketed and sold only one class of similar products, integrated circuits that provide broadcast television functionality for various electronic devices. Although the Company markets and sells a number of semiconductor devices, which are identified by different names and stock keeping units, or SKUs, all of them derive from the same core radio architecture and provide device users with similar broadcast television functionality. Differences among the Company’s semiconductor devices relate principally to the requirements of specific target markets. For example, while devices targeting the mobile television market must address complexities associated with providing and maintaining television reception for a device in motion, these devices nevertheless rely heavily upon the same basic receiver technology as the Company’s set top box devices.

In particular, the Company believes the following factors support its determination that it markets and sells only one class of similar products:

•	The Company’s products consist entirely of integrated circuits manufactured with a common CMOS fabrication technology;

•	All of the Company’s products offer television receiver functionality;

•	The Company’s products all rely upon or derive from the same core radio architecture;

•	All the Company’s products are sold to similar customers, namely manufacturers of electronic devices seeking broadcast television functionality;

•	Sales and marketing of all of the Company’s products are managed by the same sales and marketing personnel; and

•	All of the Company’s products are distributed through the same distribution channels.

For the reasons cited above, the Company respectfully submits that the disclosure requirements of Item 101(c)(1)(i) do not apply to the circumstances presented.

Competition, page 67

19.	Please revise to disclose the markets in which you compete with Entropic Communications, Newport Media and Xceive Corporation.

In response to the Staff’s comment, the Company has revised page 68 of Amendment No. 1 to clarify that we compete with Entropic Communications, Newport Media and Xceive Corporation in the analog and mixed-signal broadband RF receiver products market.

Intellectual Property Right, page 67

20.	We note your disclosure at the bottom of page 17 that you rely on a combination of intellectual property rights, including patents, mask works, copyrights, trademarks and trade secrets. Please expand your disclosure to briefly describe the importance of mask works to your business, and, as applicable, please disclose the duration and effect of material mask works, if any.

In response to the Staff’s comment, the Company has expanded its disclosure on page 68 of Amendment No. 1 to describe the importance of mask works. A mask work is a two or three-dimensional layout or topography of an integrated circuit and is of significant importance to the semiconductor industry. Mask works are protected under the U.S. Copyright Act and owners of mask works are afforded similar protections to those granted to copyright owners. While we currently do not have any registered mask works, our mask works are important to our business, and as others in the semiconductor industry, we rely on the protections available to our mask works under the U.S. Copyright Act.

21.	We note that you have filed your licenses with Texas Instruments and NEC Electronics as material contracts but do not discuss the importance or duration of these licenses in your registration statement. Please revise your disclosure to address these and any other material licenses or tell us why this disclosure is not required. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 69 of Amendment No. 1.

Compensation Discussion and Analysis, page 77

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

Objectives of Executive Compensation Programs, page 77

22.	We note your disclosure in the final paragraph of page 77 that your compensation committee intends to adopt a policy regarding the allocation of compensation between cash and equity compensation and among different forms of non-cash compensation. Please disclose whether you expect the committee to adopt this policy prior to the offering. Further, with respect to your statement on page 80 that the compensation committee approved several “near-term policies with respect to executive compensation,” clarify what you mean by “near-term.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 82 of Amendment No. 1. In particular, the Company clarified that it has not adopted any policy regarding the allocation of compensation between cash and equity compensation. The Company also deleted the references to “near-term policies with respect to executive compensation.”

Cash Incentive Compensation, page 82

23.	We note your disclosure that in early 2009 the Board of Directors approved a bonus structure for 2009 that utilizes a revenue target as a performance objective. Please revise to disclose the specific performance objectives established for this year. Refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http//www.sec.gov/divisions/corplin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

As disclosed in the Registration Statement, the Company’s 2009 bonus program is premised on a single revenue target that was established in early 2009. For reasons cited below, the Company believes it would incur substantial competitive harm if forced to disclose an internal revenue target prior to completion of the relevant fiscal period. In response to the Staff’s comment concerning the difficulty of achieving the 2009 revenue target, the Company notes the disclosure contained on page 84 that at the time the revenue target was established, the Company faced substantial challenges, including a weak economic environment and slowing growth trends in the Japanese mobile handset market. In response to the Staff’s comment, the Company has enhanced the disclosure concerning the Board of Director’s views of the likelihood of meeting the revenue target at the time it was established.

Competitive Harm Analysis. With respect to the Staff’s comment that the Company provide additional information concerning the competitive harm arising from disclosure of the specific revenue target as a performance objective under the Company’s bonus structure, the Company respectfully advises the Staff that the Company believes that disclosure of the revenue target is not required because disclosure of such information would result in the Company suffering competitive harm and thus may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

Instruction 4 to Item 402(b) provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, when the disclosure of such information would result in competitive harm for the registrant. Instruction 4 states that the standard to use in determining whether disclosure would cause competitive harm for a registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 24b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 (“Exemption 4”), of the Freedom of Information Act (5 U.S.C. 552(b)(4)) (the “FOIA”) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.

Exemption 4 of the FOIA provides generally that the provisions of the FOIA requiring agencies to make information available to the public do not apply to matters that are trade secrets or commercial or financial information, obtained from a person and privileged or confidential. See generally 5 U.S.C. § 552(b)(4). For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret, or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

With respect to the first requirement of the test, the United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: business sales statistics, technical designs, license and royalty information, customer and supplier lists, profit and loss data and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” The Company respectfully submits that the specific revenue target constitutes confidential commercial or financial information, as such terms are described above.

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

Under the second requirement of the test, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. The Company, which is a corporation, is a person within the meaning of Exemption 4.

With respect to the third requirement of the test, commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong., 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291. The Company respectfully submits that the 2009 revenue target should be considered “confidential” and that its disclosure would likely result in substantial competitive injury to the Company for the reasons set forth below. In addition, because of concerns over possible competitive harm, the Company has not previously made public any specific revenue target.

The Company respectfully advises the Staff that it has not included a quantitative discussion of the necessary revenue target to be achieved in order for its executive officers to earn their cash bonuses because disclosure of such information would result in the Company suffering competitive harm. The revenue target that the Company has established for purposes of determining the achievement of cash bonuses is based upon highly confidential information that is directly related to the company’s strategies, its projections and its perception of how favorably it will perform in the market. Unlike historical financial disclosures that provide information about a company’s performance to date, forward looking financial targets, such as those associated with the Company’s cash bonus plans are different in nature in that they provide valuable insight into the Company’s financial model and future performance of the Company. In an industry as competitive as the semiconductor industry, the Company’s competitors could use these insights to draw meaningful conclusions about factors determining the likelihood of the Company reaching certain future performance milestones. The disclosure of the specific target could alert competitors to the Company’s expectations regarding its own sales, allowing them to reallocate their resources accordingly. Revealing missed goals by the Company could enable competitors to alter their strategies in response, to better compete with the Company. In addition, this information could allow competitors to conclude how aggressively the Company seeks growth, how it may accomplish such growth, and, consequently, how it can best be prevented from achieving its performance goals. For these reasons, the inclusion of a quantitative discussion of its specific revenue target would cause substantial economic harm to the Company’s competitive position, which would result in significant economic harm to the Company. The Company also respectfully notes to the Staff that it believes if the foregoing confidential information is disclosed

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

it would be harmful to the Company regardless of whether the goal was a past, present or future goal.

Equity-Based Incentives, page 84

24.	Although we note your disclosure regarding general policies relating to your equity-based incentive compensation, please include a more focused discussion that provides substantive analysis and insight into how the compensation committee determined the actual award amounts. For example, please discuss and analyze how the compensation committee determined the actual number of shares underlying the stock options awarded to each named executive officer in October 2009 and set forth the rationale for the variances of these awards among the named executive officers.

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of Amendment No. 1.

Principal Stockholder, page 103

25.	In footnote 4 to the table, please identify the individual members of the investment committee which has voting and investment control over the shares held by UMC Capital Corporation.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of Amendment No. 1.

NASDAQ Global Market or New York Stock Exchange Listing, page 111

26.	Please tell us the status of your anticipated application to list your Class A common stock on the New York Stock Exchange or Nasdaq Global Market.

The Company is currently in discussions with representatives of each of the New York Stock Exchange and the Nasdaq Global Market. The Company anticipates selecting an exchange upon which to trade its Class A common stock prior to the time it circulates a preliminary prospectus.

Financial Statements, page F-1

General

27.	Please update your financial statements to comply with the requirements of Rule 3-12 of Regulation S-X. All amendments should contain a currently dated accountant’s consent.

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

In response to the Staff’s comment, the Company respectfully advises the Staff that no revisions have been made to the financial statements and the financial statements are within the requirements of Rule 3-12 of Regulation S-X. Amendment No. 1 contains an updated consent from the Company’s accountant. The Company advises the Staff that the Company will provide a currently dated consent from the Company’s accountants with all amendments requiring such a consent.

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, Page F-9

28.	We see that you began providing rebates to end customers in 2009 and you estimate that all rebates will be achieved, reducing the average selling price of the product sold under the rebate program. Please respond to the following:

•

Explain in further detail the nature and significant terms of your sales transactions with rebate features as well as your accounting for them. We note based on your disclosures herein that “Once the targeted level is achieved, the deferred revenue is recognized as revenue as rebated products are shipped to the end customer” it appears customers are billed prior to shipment of some products. Please tell us why you believe the point in the sales process (for sales transactions with rebate features) you record deferred revenue and the related receivable from your customers as well as the amounts recorded (for the receivable, deferred revenue and revenue) is appropriate.

•	Clarify whether you bill your customer the original cost, or an adjusted amount to reflects the rebates;
•	Tell us how you account for the related costs of sales and at what point in the sales process you record the costs. If you defer certain costs, tell us how these are included in your balance sheet.
•

Clarify for us how you determine when to recognize deferred amounts as revenue and the amount to be recognized. Tell us how you account for deferred amounts if a customer does not achieve a “targeted” rebate level and the accounting impact of achieving or not achieving a “targeted” rebate level on the previously recorded underlying receivables.

•	Finally, provide us with references to the authoritative accounting literature that you considered when accounting for these transactions.

The Company has entered into rebate programs through [****] of its distributors based on total quantities of specific units sold through the distributors to [****] end customers. The program provides that upon achieving targeted quantities, the Company will provide a specified quantity of the same product at no charge. The additional quantities to be provided to the distributors range from [****]% to [****]% of the total expected quantity of product to be purchased. Total quantities, including the additional free product, are based on the high end of the expected order quantities by the distributor. As an example of the incentive program, if a distributor purchases [****] million units at $[****], the distributor can receive an additional [****] units of the same product at no cost. As a result of the program, the total expected purchase price of the program is $[****] million. Because the program was based on a total expected order quantity, the Company assumes that the total quantity of [****] will be ordered by the distributor and the average sales price of all units is $[****] ($[****]/[****] units). This average selling price represents the fixed and known selling price per unit under the incentive program. In the example above, as a unit of the product is shipped to the distributor under the program, title to the product passes to the distributor and the distributor is obligated to pay $[****] for the unit shipped. As a result, the Company invoices the distributor for the quantity shipped at $[****] per unit and records that amount as accounts receivable. At no time are the distributors invoiced prior to the shipment of product. The Company does not have the ability to meet the criteria for revenue recognition until the distributor sells the product to the end customer, and deferred revenue is initially recorded at $[****] per unit. Additionally, inventory is relieved and recorded as deferred costs at the standard cost of the unit which is netted against the deferred revenue on the balance sheet and thus, we have recorded the deferred profit on the balance sheet of the Company. At the time the Company can recognize revenue upon the sale by the distributor to the end customer, the Company records revenue at $[****] per unit, leaving a liability on the balance sheet for the previously recorded deferred revenue at $[****] per unit. The Company records cost of sales at the standard cost per unit for the product sold which was previously netted with the original deferred revenue and recorded in the deferred profit on the balance sheet. As the distributor ships additional product in excess of the [****] million units to end customers, representing the free quantities, the Company records revenue at $[****] per unit by reversing previously recorded deferred revenue and records cost of sales at the standard cost per unit. Should the distributor not meet the total quantity threshold by the expiration of the incentive period, the deferred revenue is reduced and the revenue is recognized at that time. If this scenario were to occur, the amount of revenue for the program matches the total amount billed to the distributor based on the quantities purchased.

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

In determining the appropriate accounting for the rebate programs, the Company first considered the guidance provided in ASC 605-50, “Customer Payments and Incentives”. The Company noted in ASC 605-50-15-3.b that the guidance noted in this Subtopic does not apply to offers of free or discounted products or services that are exercisable after a customer has completed a specified cumulative level of revenue transactions or remained a customer for a specified period of time. Therefore, the Company considered this a multiple-element transaction and looked to the guidance under ASC 605-25, “Multiple-Element Arrangements”. The accounting model described above is consistent with the relative fair value method in ASC 605-25-30-2 through 605-25-30-5, “Multiple-Element Arrangements, Initial Measurement”. Specifically, the Company has concluded that it has fair value attributable to the products being delivered. It has applied the relative fair value model to the deliver and undelivered units. The amount recorded under the incentive program prior to achievement of the cumulative level threshold is the fixed and known amount of revenue per unit. Additionally, the programs are subject to persuasive evidence of an arrangement, the units have been delivered, and collectability is reasonably assured. Therefore, the amount of revenue recognized on units upon shipment by the distributor to the end customer have met the four criteria of revenue recognition as outlined in ASC 650.10.S99. As for the recognition of deferred revenue, the distributor is contractually obligated to pay the higher price (the $[****] in the example above) and title to the units passed to the distributor at the time of shipment to the distributor. The initial sales price is a legal obligation of the distributor, and is non-refundable. The Company has completed the obligations necessary to receive payment of the $[****] under the arrangement and the payment of the higher per unit sales price is not contingent on any further performance by the Company. Therefore, the Company believes it is appropriate to record the receivable and related deferred revenue for the difference between the amount of revenue recorded and the amount to be received by the distributor upon shipment of the product to the distributor.

Note 5. Convertible Preferred Stock, page F-18

29.	We noted your disclosure refers to your classification as temporary equity in the past tense, please tell us if you are currently classifying the shares otherwise and explain.

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of Amendment No. 1. The Company respectfully advises the Staff that there has been no change in the classification of the preferred stock from temporary equity. The first sentence of Note 5 has been modified to change the word “had” to “has” to make the sentence present tense.

30.	We note that your preferred stock is automatically convertible to common stock based on the several factors, including upon the closing of a firmly underwritten public offering whereby the public offering per share price is at least $3.60 per share and results in gross cash proceeds to the Company of at least $20 million in the aggregate. It appears that if your offering price per share is not at least $3.60 per share and the offering does not raise at least $20 million, the pro forma adjustment will not be factually supportable. Please tell us why you believe the pro forma adjustment is factually supportable.

The Company respectfully advises the Staff that it expects the public offering per share price to be at least $3.60 per share and result in gross cash proceeds to the Company of at least $20 million in the aggregate. In addition, the Company respectfully advises the Staff that representatives of the holders of two-thirds of the outstanding shares of Preferred Stock are currently members of the board of directors of the Company, and such members have indicated their intent to affirmatively elect to convert all outstanding shares of Preferred Stock into common stock prior to the completion of the offering.

31.	In this regard, we note your parenthetical disclosure regarding the $3.60 per share price “as may be adjusted.” Please tell us and revise your disclosure as necessary to explain the terms in which this amount may be adjusted and the amount the price per share may be adjusted.

In response to the Staff’s comment, the Company has revised the disclosure on page F-19 of Amendment No. 1. The Company respectfully advises the Staff that the $3.60 per share price may be adjusted for any stock splits, stock dividends or distributions, recapitalizations and similar events affecting the common stock pursuant to the terms of the Fourth Amended and Restated Certificate of Incorporation of the Company.

Exhibits

32.	Please file the voting agreement and stockholders agreement referenced on pages 100-101. Refer to Item 601(b) of Regulation S-K.

The Company respectfully advises the Staff that the voting agreement and stockholders agreement referenced on pages 100-101 will terminate upon the completion of the offering and will not affect, in any manner, the Class A common stock to be issued in the offering or the Class B common stock that will become outstanding at the time of the offering. As such, the Company believes that such agreements do not need to be filed pursuant to Item 601(b) of Regulation S-K in that they are not agreements that will have any force or effect upon the consummation of the offering.

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

Undertakings, page II-7

33.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include these undertakings.

In response to the Staff’s comment, the Company has revised the disclosure on page II-4 of Amendment No. 1.

Signatures, page II-5

34.	Please ensure that your controller or principal accounting officer has also signed the registration statement. Refer to Instruction 1 to the Signatures requirement of Form S-1.

In response to the Staff’s comment, the Company has revised the disclosure on page II-6 of Amendment No. 1.

*  *  *  *  *

Securities and Exchange Commission

Re: MaxLinear, Inc.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED

BY MAXLINEAR, INC.: MXL-001

Other Matters

Amendment No. 1 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 1 for reasons other than (i) in response to a specific Staff comment; (ii) as noted in this response letter; and (iii) to reflect the Company’s option grants through December 10, 2009.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Robert Kornegay of this office (650-320-4533) or me (858-350-2364). In addition, please provide a facsimile of any additional comments you may have to the attention of Mr. Kornegay and me at (650-493-6811). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/ Anthony G. Mauriello

Anthony G. Mauriello

Enclosures

cc:	Kishore Seendripu, Ph.D., MaxLinear, Inc.
Joe D. Campa, MaxLinear, Inc.
Robert F. Kornegay, Wilson Sonsini Goodrich & Rosati, P.C.